Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1                                   Identity of Company

1.1                                Name and Address of Company

Silver Wheaton Corp. (the “Company”)

666 Burrard Street, Suite 3150

Vancouver, British Columbia  V6C 2X8

1.2                               Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

Gary Brown, Chief Financial Officer

604-684-9648

Item 2                                   Details of Acquisition

2.1                                Nature of Business Acquired

The Company acquired all of the issued and outstanding shares of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia). Silverstone’s core assets consist of agreements to purchase silver and gold from Capstone Mining Corp.’s (“Capstone”) Minto mine in Canada and silver from Capstone’s Cozamin mine in Mexico, as well silver from Lundin Mining Corporation’s Neves-Corvo mine in Portugal.

2.2                                Date of Acquisition

The effective date of the acquisition is May 21, 2009.

2.3                                Consideration

Under the Arrangement, 23,434,332 common shares of the Company were issued to CIBC Mellon Trust Company (“CIBC Mellon”) in trust for the holders of the unexchanged common shares of Silverstone and will be issued to such holders upon receipt by CIBC Mellon of a duly completed letter of transmittal and all documents required thereby in exchange for their Silverstone common shares on the basis of 0.185 common shares of the Company for every

Silverstone common share held.  In addition, up to 1,367,364 common shares of the Company are issuable upon exercise of outstanding Silverstone stock options in accordance with the terms of the Arrangement.  As a result of completion of the Arrangement, Silverstone has become a wholly-owned subsidiary of the Company.

2.4                                Effect on Financial Position

The effect of the acquisition on the financial position of the Company is outlined in the unaudited pro forma condensed consolidated financial statements referred to in Item 3 below and attached to this report.  In connection with the Arrangement, all of the officers and directors of Silverstone resigned and were replaced with individuals that are also officers and/or directors of the Company.

The Company does not have any current plans for material changes in the Company’s business affairs or the affairs of Silverstone which may have a significant effect on the results of operations and financial position of the Company.

2.5                                Prior Valuations

Not applicable.

2.6                                Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

2.7                                Date of Report

July 20, 2009.

Item 3                                   Financial Statements

The following financial statements are contained in Schedule “A” annexed hereto, which forms part of this report:

(i)                                  unaudited interim consolidated financial statements of Silverstone for the three months ended March 31, 2009 and 2008, together with the notes thereon; and

(ii)                               unaudited pro forma condensed consolidated financial statements of the Company consisting of a pro forma condensed consolidated balance sheet as at March 31, 2009 and a pro forma condensed consolidated statement of operations for the three months ended

2

March 31, 2009 and for the year ended December 31, 2008, together with the notes thereon.

The following financial statements are incorporated by reference in this report:

(iii)                            audited consolidated balance sheets of Silverstone as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive income (loss) and other comprehensive income (loss) and cash flows for the year ended December 31, 2008, the four months ended December 31, 2007 and the year ended August 31, 2007.

The consent letter of Davidson and Company LLP to incorporate by reference in this business acquisition report the financial statements referenced in (iii) above is contained in Schedule “B” annexed hereto.

Cautionary Note Regarding Forward-Looking Statements

This business acquisition report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which the Company purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in the Company’s Annual Information Form available on SEDAR at www.sedar.com and in the Company’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C..  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Company purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

3

SCHEDULE “A”

(see attached)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited — Prepared by Management)

MARCH 31, 2009

(Expressed in U.S. Dollars)

SILVERSTONE RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

	March 31, 2009	December 31, 2008

ASSETS

Current
Cash and equivalents	$13,654,289	$3,998,753
Marketable securities	126,725	44,190
Receivables	5,099,526	3,271,067
Inventory (Note 3)	1,580,299	1,151,335
Due from related party (Note 8)	—	1,683,420
Taxes receivable	197,739	468,243
Prepaid expenses	49,510	16,760
Held for sale mineral properties (Note 5)	1,500,000	—
	22,208,088	10,633,768

Property and equipment	3,584	113,199
Precious metals contracts (Note 4)	126,677,755	130,709,646
Derivative instrument	451,196	181,164
Mineral properties (Note 5)	—	8,699,311

	$149,340,623	$150,337,088

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$774,783	$1,419,834
Due to related parties (Note 8)	389,003	—
Current income tax	250,779	197,509
Deferred revenue	2,649,600	1,673,390
Revolving term loan (Note 6)	12,500,000	—
	16,564,165	3,290,733

Long term debt (Note 6)	—	12,500,000
Other liabilities	—	29,792

	16,564,165	15,820,525

Shareholders’ equity
Capital stock (Note 7)	170,126,419	169,632,407
Contributed surplus (Note 7)	5,189,777	5,065,141
Special warrants	3,465,628	3,465,628
Other comprehensive loss	(1,625,994)	(2,186,037)
Deficit	(44,379,372)	(41,460,576)

	132,776,458	134,516,563

	$149,340,623	$150,337,088

Subsequent events (Note 13)

On behalf of the Board:

/ s / Peter Barnes	Director	/ s / Gary Brown	Director

The accompanying notes are an integral part of these consolidated financial statements

SILVERSTONE RESOURCES CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

	Three months ended	Three months ended
	March 31, 2009	March 31, 2008

Silver sales	$7,436,344	$7,471,735
Gold sales	6,661,234	—
	14,097,578	7,471,735

Cost of sales	(4,456,771)	(1,594,912)
Depletion	(3,841,154)	(1,367,646)
	(8,297,925)	(2,962,558)

Earnings from operations	5,799,653	4,509,177

Expenses
General and administrative expenses	(358,437)	(633,930)
Amortization	—	(2,201)
Interest expense	(162,397)	—
Foreign exchange gain (loss)	(579,810)	543,866
Stock-based compensation (Note 7)	(238,837)	(115,414)

	(1,339,481)	(207,679)

Other items
Interest income	36,186	160,982
Other income (loss)	(37,012)	262,629
Realized loss on marketable securities	(4,591)	(16,075)
Gain (loss) on derivative instrument	270,032	(2,181,194)
Impairment of mineral properties (Note 5)	(7,294,009)	—
Impairment of property and equipment	(99,713)	—
Impairment of taxes receivable	(196,591)	—

	(7,325,698)	(1,773,658)

Earnings (loss) before income taxes	(2,865,526)	2,527,840

Current income tax	(53,270)	(197,332)
Earnings (loss) for the period	$(2,918,796)	$2,330,508

Earnings (loss) per share
Earnings (loss) per common share - basic	$(0.02)	$0.02
Earnings (loss) per common share - diluted	(0.02)	0.02

Weighted average number of common shares outstanding
Basic	125,848,260	124,698,935
Diluted	125,848,260	129,910,929

Deficit, beginning of period	(41,460,576)	(2,029,063)
Earnings (loss) for the period	(2,918,796)	2,330,508
Retained earnings (deficit), end of period	$(44,379,372)	$301,445

The accompanying notes are an integral part of these consolidated financial statements

SILVERSTONE RESOURCES CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND

OTHER COMPREHENSIVE INCOME (LOSS)

(Expressed in U.S. dollars)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

Earnings (loss)	$(2,918,796)	$2,330,508
Other comprehensive income (loss):
Unrealized loss on available for sale securities	(167,181)	—
Unrealized gain on foreign currency translations	470,574	1,055,559

Comprehensive income (loss) for the period	$(2,615,403)	$3,386,067

Other comprehensive income (loss) on available for sale securities
Balance beginning of period	$(256,650)	$—
Realized gain	6,934	—
Unrealized gain on available for sale securities	82,535	—

Balance end of the period	$(167,181)	$—

Other comprehensive income (loss) on foreign currency translation
Balance beginning of the period	$(1,929,387)	$1,325,908
Unrealized gain (loss) on foreign currency translation	470,574	(1,055,559)

Balance end of the period	$(1,458,813)	$270,349

Total other comprehensive income (loss)	$(1,625,994)	$270,349

The accompanying notes are an integral part of these consolidated financial statements

SILVERSTONE RESOURCES CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Earnings (loss) for the period	$(2,918,796)	$2,330,508
Items not affecting cash:
Amortization	—	2,201
Depletion	3,841,154	1,367,646
Stock-based compensation	238,837	115,414
Realized loss on marketable securities	4,591	—
(Gain) loss on derivative instrument	(270,032)	2,181,194
Inventory	(10,034)	—
Impairment of mineral properties	7,294,009	16,075
Impairment of property and equipment	99,713	—
Impairment of taxes receivable	196,591	—
Changes in non-cash working capital items:
Increase in receivables	(1,753,345)	(2,580,931)
Increase in inventory	(291,033)	—
(Increase) decrease in due from related party	1,659,670	(1,152,372)
(Increase) decrease in taxes receivable	68,454	(49,224)
(Increase) decrease in prepaid expenses	(33,009)	8,809
(Decrease) increase in accounts payable and accrued liabilities	(584,807)	31,262
Increase in due to related parties	411,900	1,241,379
Increase in current income tax	53,270	197,332
Increase (decrease) in other liabilities	(29,792)	64,129
Cash flows provided by operating activities	7,977,341	3,773,422

CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment	—	(17,566)
Marketable securities	3,865	—
Mineral properties	(151,835)	(797,772)
Convertible contract	—	(17,599,750)
Cash flows used in investing activities	(147,970)	(18,415,088)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of capital stock	379,811	2,610,250
Deferred revenue	961,634	—
Capital stock issuance costs	—	(585)
Cash flows provided by financing activities	1,341,445	2,609,665

Effect of exchange rate changes on cash and equivalents	484,720	(1,055,559)

Change in cash and equivalents during the period	9,655,536	(13,087,560)

Cash and equivalents, beginning of period	3,998,753	34,379,299

Cash and equivalents, end of period	$13,654,289	$21,291,739

Cash and equivalents is comprised of
Cash	$10,025,944	$14,249,241
Cash equivalents	3,628,345	7,042,498

	$13,654,289	$21,291,739

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

1.                                      BASIS OF OPERATIONS

These unaudited interim consolidated financial statements include the accounts of Silverstone Resources Corp. and its subsidiaries (the “Company”).  All significant intercompany balances and transactions have been eliminated.  These unaudited interim consolidated statements have been prepared in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These unaudited interim consolidated statements should be read together with the audited financial statements and the accompanying notes included in the Company’s latest annual report.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain comparative figures have been reclassified to conform with the current period presentation.

As at March 31, 2008 the Derivative instrument on the balance sheet was increased by $4,101,716, precious metals contracts increased by $11,316,840, the convertible debenture decreased by $17,599,750 and loss on derivative instrument increased by $2,181,194.  The effect of the adjustment was to increase the deficit by $2,181,194.

2.                                      CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)                               Section 30645 — Goodwill and Intangibles

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062.  The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact of the financial statements.

(b)                               EIC 173 — Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments.  The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods.  The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

2.                                    CHANGES IN ACCOUNTING POLICIES AND ACCOUNTING STANDARDS (cont’d…)

(c)                                EIC 174 — Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements.

(d)                               New Accounting Standards Not Yet Adopted:

i)               International Financial Reporting Standards (“IFRS”)

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Due to the Company’s change of fiscal year end to December 31, 2008, the transition date for the Company is January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

ii)           Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

3.                                    INVENTORY

	March 31, 2009	December 31, 2008

Concentrate	$1,503,819	$1,084,889
Silver bars	76,480	66,446

Total inventory	$1,580,299	$1,151,335

4.                                    PRECIOUS METALS CONTRACTS

	March 31, 2009			December 31, 2008
	Cost	Accumulated Depletion	Net	Cost	Accumulated Depletion	Net

Cozamin	$44,000,000	$8,902,990	$35,097,010	$44,000,000	$7,155,533	$36,844,467
Neves-Corvo	46,583,610	1,556,205	45,027,405	46,583,610	1,394,658	45,188,952
Minto	37,839,861	2,603,361	35,236,500	37,839,861	480,474	37,359,387
Aquiline	11,316,840	—	11,316,840	11,316,840	—	11,316,840

Total	$139,740,311	$13,062,556	$126,677,755	$139,740,311	$9,030,665	$130,709,646

5.                                    MINERAL PROPERTIES

The Company has reclassified its mineral properties in Mexico to held for sale. Management is actively pursuing the sale of these mineral properties and has estimated that the fair value of the mineral properties is $1,500,000 as at March 31, 2009. As a result, an impairment charge of $7,294,009 has been reflected in the statement of operations for the period ending March 31, 2009, as follows:

Balance, December 31, 2008	$8,699,311

Additions during the period	94,698
Impairment during the period	(7,294,009)
Transfer to held for sale	(1,500,000)

Balance, March 31, 2009	$—

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

6.                                    LONG TERM DEBT

On September 26, 2007 the Company and one of its subsidiaries entered into a credit agreement with the Bank of Nova Scotia to borrow $10 million under a non-revolving term loan (“NRT”) and up to $15 million under a revolving term loan (“RT Facility”). These funds were drawn down in September 2007 to pay for the Lundin silver purchase and repaid in November 2007 after the Company completed a private placement. At this time the NRT was extinguished.

On November 21, 2008 the Company amended the credit agreement and drew down $12.5 million of its $15 million RT Facility. Funds were used to pay for the Precious Metals stream from Sherwood. The RT Facility bears interest at LIBOR plus 2%, matures March 25, 2010 and is subject to debt to earnings, interest and tangible net worth covenants.

7.                                    CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
Unlimited common shares, without par value
Unlimited preferred shares, with a par value of $1

Balance, December 31, 2007	120,925,888	$166,544,465	$2,719,267
Issued for fee on Sherwood transaction	651,728	222,187	—
Issued for warrants exercised	899,557	1,886,393	—
Agent’s options exercised	260,465	558,776	(122,488)
Issued for stock options	335,900	414,109	(77,749)
Financing fees recovered	—	6,477	—
Stock-based compensation	—	—	2,546,111

Balance, December 31, 2008	123,073,538	169,632,407	5,065,141
Agent’s options exercised	239,768	419,453	(91,167)
Issued for stock options	102,950	74,559	(23,034)
Stock-based compensation	—	—	238,837

Balance, March 31, 2009	123,416,256	$170,126,419	$5,189,777

March 31, 2009

During the three month period ending March 31, 2009 a total of 239,768 agent’s options were exercised at CDN$1.70, 77,950 stock options were exercised at CDN$0.50 and 25,000 stock options were exercised at CDN$1.00.

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

7.                                    CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

December 31, 2008

During the 12 month period ending December 31, 2008, the Company issued 651,728 common shares as part of the Sherwood transaction with a value of $222,187, which have been capitalized in silver contracts as acquisition costs.

During the 12 month period ending December 31, 2008, a total of 260,465 agent’s options were exercised at CDN$1.70, 335,900 stock options were exercised, 2,500 at CDN$2.05 and 333,400 at CDN$1.00 and a total of 899,557 warrants were exercised at CDN$2.10.

Stock options

The Company has an incentive stock option plan in place under which it is authorized to grant options to executive officers and directors, employees and consultants. The Company has implemented a rolling plan, whereby it has reserved 10% of the issued shares for issuance under the plan. Options granted under the plan have a term not to exceed 5 years and are subject to vesting provisions as determined by the board of directors. The Company adopted an amendment to the plan whereby options granted on or after October 12, 2006 will vest as follows: 25% on the date of grant and 25% every 3 months for a period of 9 months.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	March 31, 2009		December 31, 2008
	Number of Options	Weighted Average Exercise Price (CDN$)	Number of Options	Weighted Average Exercise Price (CDN$)

Outstanding, beginning of period	7,744,100	$1.49	4,087,500	$1.57
Granted	—	—	3,997,500	1.36
Cancelled	—	—	(5,000)	2.40
Exercised	(102,950)	0.62	(335,900)	1.01

Outstanding, end of period	7,641,150	$1.50	7,744,100	$1.49

Options exercisable, end of period	6,528,875	$1.65	5,594,725	$1.69

Weighted average fair value of options vested and granted during the three months ended March 31, 2009 and year ended December 31, 2008.		$0.40		$0.70

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

7.                                    CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options (cont’d…)

The following stock options were outstanding at March 31, 2009:

Number	Exercise Price
of Options	(CDN$)	Expiry Date

1,496,600	$1.00	June 28, 2011
2,105,000	2.05	April 23, 2012
50,000	1.43	September 14, 2012
75,000	2.50	December 13, 2012
1,802,500	2.40	April 4, 2013
2,112,050	0.50	November 28, 2013
7,641,150

Stock-based compensation

The total fair value of stock-based compensation for stock options issued and vested during the period ended March 31, 2009 under the Black-Scholes option pricing model was $39,798 (March 31, 2008 - $Nil). The Company expensed $238,837 (March 31, 2008 - $115,414) of stock-based compensation leaving an unamortized balance of $115,933 (March 31, 2008 - $36,305).

The following weighted average assumptions were used for the Black-Scholes valuation and revaluation of stock options and agent’s options vested and granted during the periods ended March 31, 2009 and 2008:

	March 31, 2009	March 31, 2008

Risk-free interest rate	1.34%	—
Expected life of options	2.93 years	—
Annualized volatility	89.42%	—
Dividend rate	0.00%	—

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

7.                                    CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Warrants

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price (CDN$)

Balance, December 31, 2007	11,435,712	$2.10
Warrants issued	—	—
Warrants exercised	(899,557)	2.10

Balance, March 31, 2009 and December 31, 2008	10,536,155	$2.10

At March 31, 2009, the following share purchase warrants were outstanding:

Number	Exercise Price
of Warrants	(CDN$)	Expiry Date

10,536,155	$2.10	April 4, 2009 (subsequently expired, unexercised)

Agent’s and compensation options

At March 31, 2009, the following unexercised agent’s and compensation options were outstanding:

Number of Options	Exercise Price (CDN$)	Expiry Date (Note 13)

524,380	$1.70	April 4, 2009

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

8.                                    RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a)              Paid or accrued rent of $22,954 (March 31, 2008 - $28,389) and administrative services of $5,617 (March 31, 2008 - $105,261) to a public company with a director in common. At March 31, 2009 the amount payable to this Company was $452,441 (December 31, 2008 - $39,688) which is included in due to related parties. In addition the Company purchased gold and silver of $7,687,579 from this public company (March 31, 2008 - $2,563,555). At March 31, 2009 the amount receivable was $Nil (December 31, 2008 - $480,727).

b)             Paid or accrued management fees, salaries and bonuses of $63,649 (March 31, 2008 - $59,723) to directors, officers, and companies controlled by directors of which $35,603 were expensed as management fees and $28,046 as professional fees. At March 31, 2009 the amount payable to these companies was $Nil (December 31, 2008 - $Nil).

c)              Performed exploration services of $47,067 (March 31, 2008 - $1,009,200) to a public company with a director in common resulting in a net profit of $Nil recorded in other income. At March 31, 2009 the amount receivable from this Company was $63,438 (December 31, 2008 - $1,242,381).

The transactions with related parties were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the parties.

9.                                    CAPITAL RISK MANAGEMENT

Our objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.

The Company considers the components of shareholder’s equity, as well as its cash and equivalents and long-term debt as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new equity through private placements, sell assets, incur debt or repay debt, or return capital to shareholders. As at March 31, 2009 the Company has debt which is subject to externally imposed capital requirements in the form of bank covenants relating to the revolving term loan (Note 6). The Company’s overall objectives and strategy remains unchanged from 2008.

10.                             FINANCIAL INSTRUMENTS

Financial Instrument Risk Exposure and Risk Management

The Company is exposed to a variety of financial risks, which include liquidity risk, credit risk, foreign exchange risk, interest rate risk and commodity price risk. We do not have a practice of trading derivatives. These risks are subject to the oversight of the Board of Directors.

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

10.                             FINANCIAL INSTRUMENTS (cont’d…)

Financial Instrument Risk Exposure and Risk Management (cont’d…)

i. Liquidity Risk

We manage liquidity risk by maintaining adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and equivalents are invested in business accounts with quality financial institutions and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

ii. Credit Risk

The Company’s credit risk is primarily attributable to its liquid financial assets, and which arises from the non-performance by counterparties of contractual financial obligations. The Company manages credit risk for trade and other receivables through established credit monitoring activities. We do not have significant concentration of credit risk with a single counterparty or group of counterparties. Our maximum exposure to credit risk at the reporting date is the carrying value of our receivables, and due from related party.

iii. Foreign Exchange Risk

The Company’s foreign exchange risk arises from transactions denominated in other currencies, primarily with respect to the US dollar, that occur in Mexico and Canada. Our cash flows from Mexican operations are exposed to foreign exchange risk as drilling costs are substantially denominated in US dollars, whereas the majority of all other operating expenses are in Mexican Pesos. The Company’s operating expenses are incurred primarily in Canadian dollars and its liabilities are denominated primarily in Canadian dollars and Mexican Pesos. Consequently, the Company’s operations are subject to currency transaction risk and currency translation risk. The fluctuation of the US dollar will, consequently, have an impact upon the reported profitability of the Company and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

iv. Interest Rate Risk

In respect to our financial assets, our interest rate risk mainly arises from the interest rate impact on our cash and equivalents. Cash and equivalents receive interest based on market interest rates. There is minimal risk that the Company would recognize any loss as a result of a decrease in fair value of any guaranteed bank investment certificate included in cash and equivalents.

In respect to our financial liabilities our interest rate is variable and bears interest at Libor plus 2%.

v. Commodity Price Risk

The Company is subject to price risk from fluctuations in market prices of silver and gold and has elected not to actively manage our exposure to these commodities price risks.

Silver and gold prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors.

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

10.                             FINANCIAL INSTRUMENTS (cont’d…)

Financial Instrument Risk Exposure and Risk Management (cont’d…)

v. Commodity Price Risk (cont’d…)

The profitability of the Company’s operations is highly correlated to the market price of silver and gold.

Financial Assets

The following table sets out the movement of the Company’s financial assets instruments, which are accounted for as “held for trading”, “available for sale” and “held to maturity”, as defined by CICA 3855, Financial Instruments - Recognition and Measurement.

	Derivative	Available for
	Instruments	Sale Securities	Total

At December 31, 2008	$181,164	$44,190	$225,354
Additions	—	—	—
Disposals	—	(1,513)	(1,513)
Movements in fair value	270,032	84,048	354,080
At March 31, 2009	$451,196	$126,725	$577,921

The estimated fair value of financial assets is equal to their carrying values. The fair value of the derivative instrument at March 31, 2009 was calculated using the Black-Scholes pricing model as follows: dividend yield 0%, expected volatility 140.61%, risk-free interest rate 0.95%, and an expected average life of 0.80 years. The fair value of marketable securities represents the market value of quoted investments.

The exposure of the Company’s financial assets to interest rates and currency risk as at March 31, 2009 is as follows:

	US	CDN	MXP	Euro	Total

Floating rate financial assets	$12,185,616	$1,410,006	$54,689	$3,978	$13,654,289

Receivables	5,099,526	—	18	—	5,099,544

Total	$17,285,142	$1,410,006	$54,707	$3,978	$18,753,833

Financial Liabilities

The estimated fair value of financial liabilities is equal to their carrying values. The Company entered into long-term debt of $12,500,000 by which they are charged a variable rate of interest of Libor plus 2%.

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

10.                               FINANCIAL INSTRUMENTS (cont’d…)

Financial Liabilities (cont’d…)

The exposure of the Company’s financial liabilities to currency risk at March 31, 2009 is as follows:

	US	CDN	MXP	Total

Payables	$405,369	$322,887	$15,785	$744,041
Revolving term loan	12,500,000	—	—	12,500,000
Due to related parties	389,003	—	—	389,003

Total	$13,294,372	$322,887	$15,785	$13,633,044

At March 31, 2009 the Company did not have any financial liabilities classified as “held for trading”.

11.                               SEGMENTED INFORMATION

The Company has three business segments, revenue from Precious Metals contracts, exploration of mineral properties located in Mexico and corporate operations.

	Silver contract	Exploration	Corporate	Total

March 31, 2009

Silver sales	$7,436,344	$—	$—	$7,436,344
Gold sales	6,661,234	—	—	6,661,234
Cost of sales	(4,456,771)	—	—	(4,456,771)
Depletion	(3,841,154)	—	—	(3,841,154)

Earnings from operations	5,799,653	—	—	5,799,653
Impairment of mineral properties	—	(7,294,009)	—	(7,294,009)
Impairment of property and equipment	—	(99,713)	—	(99,713)
Impairment of tax receivable	—	(196,591)	—	(196,591)
Expenses and other income	(56,996)	(84,106)	(987,034)	(1,128,136)

Earnings (loss) for the period	5,742,657	(7,674,419)	(987,034)	(2,918,796)

Property and equipment	—	—	3,584	3,584
Mineral properties	—	1,500,000	—	1,500,000
Segment assets	136,951,060	2,052,940	10,336,623	149,340,623

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

11.                               SEGMENTED INFORMATION (cont’d…)

	Silver contract	Exploration	Corporate	Total

March 31, 2008

Silver sales	$7,471,735	$—	$—	$7,471,735

Cost of sales	(1,594,912)	—	—	(1,594,912)
Depletion	(1,367,646)	—	—	(1,367,646)

Earnings from operations	4,509,177	—	—	4,509,177

Expenses and other income	(2,302,827)	(87,844)	212,002	(2,178,669)

Earnings (loss) for the period	2,206,350	(87,844)	212,002	2,330,508

Property and equipment	—	213,203	9,852	223,055
Mineral properties	—	8,210,191	—	8,210,191
Segment assets	155,137,978	10,650,035	14,398,453	180,186,466

Precious metals contract information is as follows:

	Minto	Lundin	Cozamin	Corporate	Total

March 31, 2009

Silver sales	$833,583	$1,604,909	$4,997,852	$—	$7,436,344
Gold sales	6,661,234	—	—	—	6,661,234
Cost of sales	(2,426,037)	(448,799)	(1,581,935)	—	(4,456,771)
Depletion	(1,932,151)	(161,547)	(1,747,456)	—	(3,841,154)
Earnings from operations	3,136,629	994,563	1,668,461	—	5,799,653
Interest expense	—	—	—	162,397	162,397
Property and equipment	—	—	—	103,297	103,297
Mineral properties	—	—	—	1,500,000	1,500,000
Inventory	1,503,819	—	—	76,480	1,580,299
Deferred revenue	(2,649,600)	—	—	—	(2,649,600)
Segment assets	$37,131,115	$45,988,741	$38,844,404	$27,376,363	$149,340,623

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

11.                             SEGMENTED INFORMATION (cont’d…)

	Lundin	Cozamin	Corporate	Total

March 31, 2008

Silver sales	$1,772,922	$5,698,813	$—	$7,471,735
Cost of sales	(374,164)	(1,220,748)	—	(1,594,912)
Depletion	(24,839)	(1,342,807)	—	(1,367,646)
Earnings from operations	1,373,919	3,135,258	—	4,509,177
Interest income	—	—	(160,982)	(160,982)
Property and equipment	—	—	223,055	223,055
Mineral properties	—	—	8,210,191	8,210,191
Segment assets	$87,078,703	$40,055,440	$53,052,323	$180,186,466

12.                             SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	March 31, 2009	March 31, 2008

Cash paid during the period for income taxes	$—	$—

Cash paid during the period for interest	$170,771	$—

Significant non-cash transactions during the period ended March 31, 2009 were as follows:

a)              The Company recorded $23,034 for stock options exercised during the year in capital stock and contributed surplus.

b)             The Company recorded $91,167 for agent’s options exercised during the year in capital stock and contributed surplus.

c)              Included in mineral property costs are $5,763 which related to accounts payable and accrued liabilities, and $9,823 which relates to amortization of property and equipment.

d)             Included in receivable is $181,912 which relates to deferred revenue.

e)              Included in inventory is $671,211 which relates to depletion.

Significant non-cash transactions during the period ended March 31, 2008 were as follows:

a)              The Company recorded $66,531 for stock options exercised during the period in capital stock and contributed surplus.

SILVERSTONE RESOURCES CORP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2009

(Unaudited — prepared by management)

(Expressed in U.S. dollars)

12.                         SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d…)

b)             The Company recorded $122,488 for agent’s options exercised during the period in capital stock and contributed surplus.

c)              Included in mineral property costs are $95,596 which relates to accounts payable and accrued liabilities, $11,079 which relates to amortization of property and equipment, and $300,840 which relates to marketable securities.

d)             The Company reclassified $6,282,910 from convertible contract to derivative instrument.

13.                         SUBSEQUENT EVENTS

a)                                On May 12, 2009, the Company repaid its long-term debt (Note 6) in full.

b)                               On May 19, 2009, the Company’s shareholders approved the acquisition of the Company by Silver Wheaton Corp. (“Silver Wheaton”).  On May 21, 2009, this acquisition was completed whereby Silver Wheaton issued 0.185 of its common shares for one common share of the Company.  The Company is no longer a reporting issuer on the TSX — Venture Exchange and is now a subsidiary of Silver Wheaton.  This transaction resulted in the 2,747,428 special warrants being exercised.

c)                                The Company paid severance of $1,950,000 to senior management in connection with the transaction in (b) above.

d)                               A total of 508,380 agent’s options were exercised at CDN$1.70 and a total of 16,000 agent’s options expired unexercised.

Unaudited pro forma condensed consolidated financial statements of

Silver Wheaton Corp.

Silver Wheaton Corp.

Pro forma condensed consolidated statement of operations

Three months ended March 31, 2009

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

	Silver Wheaton Corp.	Silverstone Resources Corp.	Note 4	Pro forma adjustments	Pro forma consolidated Silver Wheaton
	$	$		$	$
Silver sales	37,572	7,436		—	45,008
Gold sales	—	6,661		—	6,661
	37,572	14,097		—	51,669
Cost of sales	12,540	4,457		—	16,997
Depreciation and amortization	6,587	3,841	(vi)	999	11,427
	19,127	8,298		999	28,424
Earnings from operations	18,445	5,799		(999)	23,245
General and administration	4,492	597		—	5,089
Project evaluation	86	—		—	86
Impairment of mineral properties	—	7,294		—	7,294
Other	(1,244)	774		—	(470)
	3,334	8,665		—	11,999
Earnings (loss) before income taxes	15,111	(2,866)		(999)	11,246
Current income tax expense	—	53		—	53
Net earnings (loss)	15,111	(2,919)		(999)	11,193

Earnings (loss) per share
Basic earnings (loss) per share	$0.06	$(0.02)			$0.04
Diluted earnings (loss) per share	$0.06	$(0.02)			$0.04
Weighted average number of common shares outstanding (Note 5)
Basic	270,284	125,848			293,718
Diluted	272,767	125,848			296,869

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Silver Wheaton Corp.

Pro forma condensed consolidated statement of operations

Year ended December 31, 2008

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

	Silver Wheaton Corp.	Silverstone Resources Corp.	Note 4	Pro forma adjustments	Pro forma consolidated Silver Wheaton
	$	$		$	$
Silver sales	166,719	22,850		—	189,569
Cost of sales	43,890	6,022		—	49,912
Depreciation and amortization	19,491	5,287	(vi)	(216)	24,562
	63,381	11,309		(216)	74,474
Earnings from operations	103,338	11,541		216	115,095
General and administration	16,448	4,913		—	21,361
Project evaluation	866	—		—	866
Debt issue costs	601	—		—	601
Loss on mark-to-market of long-term investments held	65,066	—		—	65,066
Unrealized loss on derivative instrument	—	6,102		—	6,102
Impairment of silver interest	—	41,219		—	41,219
Other	192	(1,505)		—	(1,313)
	83,173	50,729		—	133,902
Earnings (loss) before income taxes	20,165	(39,188)		216	(18,807)
Future income tax expense	2,913	—		—	2,913
Current income tax expense	—	244		—	244
Net earnings (loss)	17,252	(39,432)		216	(21,964)

Earnings (loss) per share
Basic earnings (loss) per share	$0.07	$(0.32)			$(0.09)
Diluted earnings (loss) per share	$0.07	$(0.32)			$(0.08)
Weighted average number of common shares outstanding (Note 5)
Basic	232,855	125,136			256,289
Diluted	249,244	125,136			273,336

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Silver Wheaton Corp.

Pro forma condensed consolidated balance sheet

As at March 31, 2009

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Silver Wheaton Corp.	Silverstone Resources Corp.	Note 4	Pro forma adjustments	Pro forma consolidated Silver Wheaton
	$	$		$	$
Assets
Current assets
Cash and cash equivalents	26,744	13,654		—	40,398
Receivables	999	5,100		—	6,099
Mineral properties held for sale	—	1,500		—	1,500
Other current assets	1,034	1,954		—	2,988
	28,777	22,208		—	50,985

Long-term investments	27,567	—		—	27,567
Silver and other mineral interests	1,233,772	127,129	(i)	19,280	1,380,181
Other assets	1,634	4		—	1,638
	1,291,750	149,341		19,280	1,460,371

Liabilities
Current liabilities
Accounts payable and accrued liabilities	3,176	1,415	(ii)	3,300	7,891
Current portion of long-term debt	28,560	—		—	28,560
Deferred revenue	—	2,650		—	2,650
Revolving term loan	—	12,500		—	12,500

	31,736	16,565		3,300	51,601

Long-term debt	128,600	—		—	128,600
	160,336	16,565		3,300	180,201

Shareholders’ equity
Share capital	872,652	170,126	(iii)	146,178	1,018,830
			(v)	(170,126)
Share purchase options, restricted share units and warrants	12,021	8,655	(iv)	2,578	14,599
			(v)	(8,655)
Accumulated other comprehensive loss	5,720	(1,626)	(v)	1,626	5,720
Retained earnings (deficit)	241,021	(44,379)	(v)	44,379	241,021
	1,131,414	132,776		15,980	1,280,170
	1,291,750	149,341		19,280	1,460,371

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Silver Wheaton Corp.

Notes to the pro forma condensed consolidated financial statements

March 31, 2009

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

1.                                      Basis of presentation

The unaudited pro forma condensed consolidated financial statements have been prepared in connection with the acquisition (the “Acquisition”) of Silverstone Resources Corporation (“Silverstone”) by Silver Wheaton Corp. (“Silver Wheaton”).  The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and give effect to the Acquisition pursuant to the assumptions described in Note 4 to these pro forma condensed consolidated financial statements.  The unaudited pro forma condensed consolidated balance sheet as at March 31, 2009 gives effect to the Acquisition by Silver Wheaton as if it had occurred as at March 31, 2009.  The unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2009 and the year ended December 31, 2008 give effect to the Acquisition as if it had occurred as at January 1, 2008.

The pro forma condensed consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date.  The pro forma condensed consolidated financial statements do not reflect all special items such as payments pursuant to change of control provisions, integration costs that may be incurred as a result of the Acquisition, reorganization, or adoption of new accounting standards.  Any potential synergies that may be realized after consummation of the proposed Acquisition have been excluded from the unaudited pro forma condensed consolidated financial statement information.

The pro forma adjustments and allocations of the purchase price for Silverstone are based in part on estimates of the fair value of assets acquired and liabilities to be assumed.  The final purchase price allocation will be completed after asset and liability valuations are finalized.

In preparing the unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations, the following historical information, which was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), was used:

(a)          The pro forma consolidated statement of operations for the three months ended March 31, 2009 combines:

i.                  The unaudited statement of operations of Silver Wheaton for the three months ended March 31, 2009; and

ii.               The unaudited statement of operations of Silverstone for the three months ended March 31, 2009

(b)         The pro forma consolidated statement of operations for the year ended December 31, 2008 combines:

i.                  The audited statement of operations of Silver Wheaton for the year ended December 31, 2008; and

ii.               The audited statement of operations of Silverstone for the year ended December 31, 2008

(c)          The pro forma consolidated balance sheet as at March 31, 2009 combines:

i.                  The unaudited balance sheet of Silver Wheaton as at March 31, 2009; and

ii.               The unaudited balance sheet of Silverstone as at March 31, 2009

Silver Wheaton Corp.

Notes to the pro forma condensed consolidated financial statements

March 31, 2009

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

The unaudited pro forma condensed consolidated balance sheet and the unaudited pro forma condensed consolidated statements of operations should be read in conjunction with the March 31, 2009 unaudited financial statements and the December 31, 2008 audited consolidated financial statements including the notes thereto, as described above. Certain of Silverstone’s assets, liabilities, income and expenses have been reclassified to conform to Silver Wheaton’s consolidated financial statement presentation.

2.                                      Significant accounting policies

The accounting policies used in preparing the pro forma condensed consolidated financial statements are set out in Silver Wheaton’s audited consolidated financial statements for the year ended December 31, 2008.  In preparing the unaudited pro forma condensed consolidated financial statements, a review was undertaken by management of Silver Wheaton to identify accounting policy differences where the impact was potentially material and could be reasonably estimated.  No material differences were identified.

3.                                      Share acquisition of Silverstone

On March 11, 2009, Silver Wheaton and Silverstone entered into a definitive agreement whereby Silver Wheaton agreed to acquire all the issued and outstanding common shares of Silverstone. The acquisition, which was completed on May 21, 2009, was carried out by way of a statutory plan of arrangement whereby Silverstone became a wholly-owned subsidiary of Silver Wheaton (the “Agreement”). Pursuant to the Agreement, Silverstone’s shareholders received 0.185 of a Silver Wheaton common share for each common share of Silverstone.

Under the terms of the Agreement, all outstanding options of Silverstone were exchanged for options in Silver Wheaton. The number of shares received upon exercise and the exercise price of Silverstone’s outstanding options was adjusted proportionately to reflect the share exchange ratio.

The cost of the Acquisition includes the fair value of the issuance of 23,434,332 Silver Wheaton common shares at $8.02 Canadian dollars (“C$”) (US$6.24 per share), plus the issuance of 1,367,364 vested Silver Wheaton stock options with a fair value of $2.6 million, plus transaction costs of $3.3 million. As at March 31, 2009, Silverstone had 123,416,256 common shares outstanding, 10,536,155 warrants, 2,747,428 special warrants, 524,380 agent options and 7,641,150 options outstanding.

The Acquisition is expected to be accounted for as a business combination under Canadian GAAP. The measurement date for determining the value of the Silver Wheaton common shares issued as consideration in the Acquisition pursuant to the Agreement is calculated based on the trade weighted average price of Silver Wheaton common shares on the Toronto Stock Exchange (“TSX”) for the 2 days prior to, the day of and two days after March 12, 2009, the day of announcement of the Agreement.

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets acquired and the liabilities assumed.  The actual fair values of the assets and liabilities may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation as further analysis (including identification intangible assets, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed.  Consequently, the actual allocation of the purchase price is likely to result in different adjustments than those in the unaudited pro forma condensed consolidated statements. Silver Wheaton will complete a full and detailed valuation of the Silverstone assets.  Therefore, it is likely that the fair

Silver Wheaton Corp.

Notes to the pro forma condensed consolidated financial statements

March 31, 2009

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price assumed in these pro forma condensed consolidated financial statements is subject to change and is summarized as follows:

$

Purchase price
Issuance of 23,434,332 common shares of Silver Wheaton	146,178
Issuance of 1,367,364 vested options of Silver Wheaton	2,578
Estimated transaction costs	3,300
152,056

Fair value of assets and liabilities acquired
Net working capital acquired	16,644
Silver and gold interests	146,408
Mineral properties available for sale	1,500
Other assets	4
Revolving term loan	(12,500)
152,056

4.                                      Effect of transactions on the pro forma condensed consolidated financial statements

The pro forma condensed consolidated financial statements incorporate the following pro forma assumptions:

Acquisition of Silverstone assumptions

(i)                                    The $19.3 million fair value in excess of book value of the assets acquired by Silver Wheaton has been allocated on a preliminary basis to the silver and gold interests;

(ii)                                 Silver Wheaton’s estimated costs and expenses of the transaction are $3.3 million;

(iii)                              The issuance of 23,434,332 common shares of Silver Wheaton for the common shares and special warrants of Silverstone in connection with the Acquisition for gross consideration of $146.2 million;

(iv)                             The issuance of 1,367,364 vested stock options of Silver Wheaton in connection with the Acquisition with a fair value of $2.6 million;

(v)                                The elimination of the historical equity accounts of Silverstone and;

(vi)                             The adjustment of depreciation and amortization to reflect the incremental fair  value over book value of the Silverstone’s silver interests.

Silver Wheaton Corp.

Notes to the pro forma condensed consolidated financial statements

March 31, 2009

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

5.                                      Pro forma shares outstanding

The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

(thousands of shares)	Three months ended March 31 2009	Year ended December 31 2008

Weighted average shares outstanding of Silver Wheaton for the period	270,284	232,855
Issued to acquire Silverstone	23,434	23,434
Pro forma weighted average shares of Silver Wheaton	293,718	256,289

Diluted

Weighted average shares outstanding of Silver Wheaton for the period	272,767	249,244
Issued to acquire Silverstone	23,434	23,434
Dilutive effect of replacement options	668	658
Pro forma weighted average shares of Silver Wheaton	296,869	273,336

SCHEDULE “B”

(see attached)

AUDITORS’ CONSENT

We have read the Business Acquisition Report (the “Bar”) of Silver Wheaton Corp. (the “Company”) dated July 20, 2009 relating to the acquisition by the Company of all of the issued and outstanding shares of Silverstone Resources Corp. (“Silverstone”) by way of a statutory plan of arrangement under Section 288 of the Business Corporations Act (British Columbia). We have complied with Canadian generally accepted standards for an auditor’s involvement with BAR documents.

We consent to the inclusion in the BAR of our report to the shareholders of Silverstone on the consolidated balance sheets of Silverstone as at December 31, 2008 and 2007 and the consolidated statements of operations and deficit, comprehensive income (loss) and other comprehensive income (loss) and cash flows for the years ended December 31, 2008, the four months ended December 31, 2007 and the year ended August 31, 2007. Our report is dated April 8, 2009.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 20, 2009

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172